Exhibit 21.1

SUBSIDIARIES
Name		Jurisdiction
Rudolph Technologies Europe, B.V.		Netherlands
Rudolph Technologies Japan KK		Japan
Rudolph Technologies (Shanghai) Trading Co., Ltd.		China
Rudolph Technologies Germany GmbH		Germany
Azores Corp.		Delaware
Azores Asia Limited		Hong Kong